CUSIP No. 59861T100

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Migo Software, Inc.
(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

59861T100
(CUSIP Number)

Michael L. Hummell

President and Chief Executive Officer

Lifeboat Holdings, Inc. (fka StompSoft, Inc.)

17835 Skypark Circle, Bldg 14, Suite D

Irvine, CA 92614

(949) 263-8550 x202

With a copy to:

Michael C. Self, Esq.

Self & Bhamre

4400 MacArthur Blvd., Suite 320

Newport Beach, CA 92660

(949) 955-0230

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 25, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240. 13d-l(f) or 240. 13d-I(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 59861T100

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Lifeboat Holdings, Inc. (fka StompSoft, Inc.), I.R.S. Identification No. 33-0723605

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER 15,000,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER 15,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16% (1)

14	TYPE OF REPORTING PERSON CO

(1)	Based on 93,734,342 shares of common stock as reported on Issuer’s Form 10-QSB filed May 14, 2007.

CUSIP No. 59861T100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Gilbert Martinez

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER 1,047,300

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER 1,047,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,047,300

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%

14	TYPE OF REPORTING PERSON IN

CUSIP No. 59861T100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Michael Hummell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER 3,678,450

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER 3,678,450

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,678,450

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%

14	TYPE OF REPORTING PERSON IN

CUSIP No. 59861T100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Steven Skaggs

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER 2,062,800

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER 2,062,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,062,800

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%

14	TYPE OF REPORTING PERSON IN

CUSIP No. 59861T100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Todd McWhirter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER 2,406,600

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER 2,406,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%

14	TYPE OF REPORTING PERSON IN

CUSIP No. 59861T100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Brian E.H. Fleenor and Judy L. Fleenor, Trustees of Brian and Judy Fleenor Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER 1,581,450

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER 1,581,450

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,581,450

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%

14	TYPE OF REPORTING PERSON OO

CUSIP No. 59861T100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Brian Fleenor

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER 1,581,450 (1)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER 1,581,450 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,581,450 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%

14	TYPE OF REPORTING PERSON IN

(1)	Brian Fleenor is the co-trustee of the following Reporting Person which owns these shares: Brian E.H. Fleenor and Judy L. Fleenor, Co-Trustees of Brian and Judy Fleenor Trust.

CUSIP No. 59861T100

This Amendment No. 1 amends the Schedule 13D previously filed by StompSoft, Inc., which has since changed its name to Lifeboat Holdings, Inc. by amending its articles of incorporation with the California Secretary of State on April 12, 2007 (“Lifeboat Holdings”), with the Securities and Exchange Commission on January 10, 2007 (the “Statement”) with respect to the common stock, $0.0001 par value per share (the “Shares”), of Migo Software, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 555 Twin Dolphin Drive, Suite 650, Redwood City, California 94065. All references in the Statement are hereby amended to mean Lifeboat Holdings. Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 1. Security and Issuer.

Item 1 is hereby amended and restated entirely to read as follows: The class of equity securities to which this statement relates is the common stock, $0.0001 par value per share (the “Shares”), of Migo Software, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 555 Twin Dolphin Drive, Suite 650, Redwood City, California 94065.

Item 2. Identity and Background.

Item 2 (a)-(c) is hereby amended and restated to read as follows:

(a) - (c) The required information about each of the Reporting Persons is set forth below.

(1) Lifeboat Holdings is a California corporation with its principal office at 17835 Skypark Circle, Bldg 14, Suite D, Irvine, California 92714. Lifeboat Holdings does not conduct any active business operation at this time and holds shares of the Issuer for investment purposes.
(2) Michael Hummell, whose business address is 17835 Skypark Circle, Bldg 14, Suite D, Irvine, California 92614, is a director and shareholder of Lifeboat Holdings and the Chief Executive Officer, President and Secretary of Lifeboat Holdings.
(3) Gilbert Martinez, whose business address is 17835 Skypark Circle, Bldg 14, Suite D, Irvine, California 92614, is a director and shareholder of Lifeboat Holdings.
(4) Brian Fleenor, whose business address is 17835 Skypark Circle, Bldg 14, Suite D, Irvine, California 92714, is a director of Lifeboat Holdings.
(5) Steven Skaggs, whose business address is 17835 Skypark Circle, Bldg 14, Suite D, Irvine, California 92714, is a shareholder of Lifeboat Holdings.
(6) Todd McWhirter, whose business address is 17835 Skypark Circle, Bldg 14, Suite D, Irvine, California 92714, is a shareholder of Lifeboat Holdings.
(7) Brian E.H. Fleenor and Judy L. Fleenor, Co-Trustees of Brian and Judy Fleenor Trust, whose business address is 17835 Skypark Circle, Bldg 14, Suite D, Irvine, California 92714, are shareholders of Lifeboat Holdings.

CUSIP No. 59861T100

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated entirely to read as follows:

          On May 25, 2007, Lifeboat Holdings completed the sale of 5,000,000 shares of the Issuer’s common stock in open market transactions at a price of $.15 per share. The purpose of the transaction was to divest these 5,000,000 shares to raise working capital for Lifeboat Holdings.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated entirely to read as follows:

(a) See Rows 11 and 13 of the Cover Pages. Lifeboat Holdings holds a total of 15,000,000 shares of the common stock of the Issuer, which represents approximately 16% of Issuer’s outstanding stock, as set forth in Issuer’s Form 10-QSB filed by Issuer with the Securities and Exchange Commission on May 14, 2007.

(b) See Rows 7 through 10 of the Cover Pages. Lifeboat Holdings has the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the Shares reported by it in Item 5(a).

(c) On May 25, 2007, 5,000,000 shares of the Issuer’s common stock were sold by Lifeboat Holdings in open market transactions through the securities brokerage firm of C.E. Unterberg, Towbin of New York at $.15 per share.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following paragraphs at the end of the Item:

The Issuer has filed with the Securities and Exchange Commission a prospectus (the “Prospectus”), dated May 11, 2007, pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended, relating to its Registration Statement on Form SB-2, File No. 333-142285, which became effective on May 16, 2007. The Prospectus disclosed that Lifeboat Holdings may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock.

On May 25, 2007, the Company and Lifeboat Holdings, Inc. entered into a Lock Up Agreement, as further described in Item 7 below, which precludes Lifeboat Holdings, Inc. from selling any of its remaining shares of common stock of the Company for a period of four (4) months, unless the price of the Company’s common stock exceeds $.35 for ten (10) consecutive trading days.

Upon termination of the Lock Up Agreement and subject to general economic and business conditions and money market and stock market conditions, the Selling Stockholder may make further dispositions of its investment in the shares of the Issuer’s common stock in a manner consistent with the description set forth in the “Plan of Distribution” in the Prospectus.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following paragraph at the end of the Item:

The following document is being filed as an exhibit to this Statement: the Lock Up Agreement, dated May 25, 2007.

CUSIP No. 59861T100

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 29, 2007

Lifeboat Holdings, Inc.

By: Name: Title:	/s/ Michael L. Hummell Michael L. Hummell President and Chief Executive Officer

CUSIP No. 59861T100

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 29, 2007

By: Name:	/s/ Gilbert Martinez Gilbert Martinez

CUSIP No. 59861T100

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 29, 2007

By: Name:	/s/ Steven Skaggs Steven Skaggs

CUSIP No. 59861T100

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 29, 2007

By: Name:	/s/ Todd McWhirter Todd McWhirter

CUSIP No. 59861T100

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 29 2007

By: Name:	/s/ Michael Hummell Michael Hummell

CUSIP No. 59861T100

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 29, 2007

Brian E.H. Fleenor and Judy L. Fleenor, Co-Trustees of Brian and Judy Fleenor Trust

By: Name:	/s/ Brian E. H. Fleenor Brian E. H. Fleenor

By: Name:	/s/ Judy L. Fleenor Judy L. Fleenor

CUSIP No. 59861T100

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 29, 2007

By: Name:	/s/ Brian E. H. Fleenor Brian Fleenor